UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-39173

I-MAB

55th – 56th Floor, New Bund Center, 555 West Haiyang Road, Pudong District

Shanghai, 200124

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This current report on Form 6-K is incorporated by reference into the registration statements of I-Mab on Form F-3 (File No. 333-252793) and Form S-8 (File No. 333-239871, File No. 333-256603 and File No. 333-265684) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

I-Mab Provides Updates on Its Global Strategic Partnership with AbbVie

I-Mab (the “Company”) (Nasdaq: IMAB) today announced that the Company and AbbVie Global Enterprises Ltd. (as assignee of AbbVie Ireland Unlimited Company) (“AbbVie”) have entered into an amendment to the original license and collaboration agreement dated September 3, 2020 among I-Mab Biopharma (Shanghai) Co., Ltd. and I-Mab Biopharma US Limited, each a wholly-owned subsidiary of the Company, and AbbVie (as amended, the “Agreement”).

The parties will continue to collaborate on the global development of anti-CD47 antibody therapy under the Agreement. The Company will be eligible to receive, and AbbVie will pay, up to US$1.295 billion in the development, regulatory and sales milestone payments, and the tiered royalties at rates from mid-to-high single digit percentages on global net sales outside of Greater China for certain new anti-CD47 antibodies currently in development, or the original milestone payments and tiered royalties previously disclosed in the Company’s Form 20-F for the fiscal year 2021 for other licensed products. The Company has the exclusive right to develop and commercialize all licensed products under the Agreement in Greater China.

AbbVie will discontinue the global Phase 1b study of lemzoparlimab combination therapy with azacitidine (“AZA”) and venetoclax, in patients with myelodysplastic syndrome (“MDS”) and acute myelocytic leukemia (“AML”). This decision was not based on any specific or unexpected safety concerns.

The Company continues its commitment on lemzoparlimab development with a near-term focus on the initiation of a Phase 3 clinical trial in patients with MDS in China, which is supported by the safety and efficacy data from its Phase 2 study of combination therapy of lemzoparlimab and AZA in patients with higher risk MDS. The detailed data will be presented in a proffered paper at the European Society for Medical Oncology (ESMO) Congress in September 2022. To date, Phase 1 and Phase 2 clinical studies of lemzoparlimab in the U.S. and China with nearly 200 patients enrolled have shown a good safety profile without the need for a priming dosing regimen.

The Company has a strong cash position (US$671 million in cash, cash equivalents and short-term investments as of December 31, 2021) to support the ongoing and planned clinical development of lemzoparlimab, in addition to other critical late-stage clinical assets.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding the therapeutic and commercial potential of I-Mab’s lemzoparlimab and the potential of the collaboration between I-Mab and AbbVie. Forward-looking statements involve inherent risks and uncertainties, including risks and uncertainties in research and development. Among other risks, there can be no guarantee that the collaboration with AbbVie will progress, any product in development will achieve the milestones or sales targets, or lemzoparlimab, alone or in combination with azacytidine will enter or complete the Phase 3 clinical trial or receive regulatory approval. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for the drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission. Forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ John Long
Name	:	John Long
Title	:	Director and Chief Financial Officer

Date: August 16, 2022